Exhibit 10.2

EMPLOYMENT AGREEMENT

        EMPLOYMENT AGREEMENT (the "Agreement"), dated as of March 28, 2003, between ANNTAYLOR STORES CORPORATION, a Delaware corporation (the "Company"), and Jerome Jessup (the "Executive").

        WHEREAS, the Company desires to provide for the employment of the Executive with the Company and the Executive wishes to become so employed, all in accordance with the terms and conditions provided herein;

        NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

        1.   Employment.   The Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by and to serve the Company, effective as of May 1, 2003 (the "Effective Date"), on the terms and conditions set forth herein.

        2.   Term.   The term of this Agreement shall commence as of the Effective Date and will end on the third anniversary of the Effective Date; provided, however, that commencing on the third anniversary of the Effective Date, and each such anniversary thereafter, the term of the Executive's employment shall automatically be extended for one additional year, unless, no later than 90 days prior to such anniversary, either party shall have given notice (a "Non-Renewal Notice")to the other that it does not wish to extend this Agreement. References hereinafter to the "Term" of this Agreement shall refer to both the initial term and any extended term of the Agreement hereunder. Notwithstanding expiration of the Term or other provisions that survive by their intent, the provisions of Sections 4, 7 and 8 hereof shall continue in effect.

        3.   Position and Duties. The Executive shall serve as Senior Executive Vice President, Merchandising and Design – AnnTaylor Stores, and shall have such responsibilities, duties and authority consistent with such position as may from time to time be determined by the Chief Executive Officer of the Company (the "CEO"). The Executive shall devote substantially all of his working time and efforts to the business and affairs of the Company. The Executive shall report directly to the CEO or his designee who shall be a senior executive officer of the Company.

        4.   Indemnification. To the fullest extent permitted by law and the Company's certificate of incorporation and by-laws, the Company shall indemnify the Executive for all amounts (including, without limitation, judgments, fines, settlement payments, losses, damages, costs and expenses (including reasonable attorneys' fees))

incurred or paid by the Executive in connection with any action, proceeding, suit or investigation arising out of or relating to the performance by the Executive of services for, or acting as a fiduciary of any employee benefit plans, programs or arrangements of the Company or as a director, officer or employee of, the Company or any subsidiary thereof. The Executive shall be covered by the Company's D&O insurance policy in accordance with its terms, as in effect from time to time.

     5.   Compensation and Related Matters.

     (a)   Annual Compensation.

     (i)   Base Salary. During the period of the Executive's employment hereunder, the Company shall pay to the Executive an annual base salary at a rate not less than $725,000, such salary to be paid in conformity with the Company's policies relating to salaried employees. This salary may be (but is not required to be) increased from time to time, subject to and in accordance with the annual executive performance review procedures of the Company.

     (ii)   Annual Bonus. During the period of Executive's employment hereunder, the Executive shall be eligible to participate in the Company's annual bonus plan as in effect from time to time, and shall be entitled to receive such amounts (a "Bonus") as may be authorized, declared and paid by the Company pursuant to the terms of such plan. The Company currently maintains a Management Performance Compensation Plan (the "Performance Plan") pursuant to which it pays performance bonus compensation to certain of its executives and employees. It is agreed that the Executive shall participate in the Performance Plan. The Executive's Performance Percentage (as that term is defined in the Performance Plan) shall be established at 60% per annum during the Term, provided that with respect to the Company's 2003 fiscal year, the Executive's bonus under the Performance Plan shall be prorated from the Effective Date, and shall be at least $200,000, regardless of whether the performance objectives under the Performance Plan are achieved. The Executive shall also participate in the Long Term Cash Incentive Compensation Plan currently maintained by the Company, and his Target Award (as defined in such plan) shall be 40%. The Executive's payment under the Long Term Cash Incentive Compensation Plan shall be prorated from the Effective Date.

     As soon as practicable after the Effective Date, but in no event later than seven days after the Effective Date, the Company will pay the Executive $150,000 (the "Signing Bonus"), provided that the Employee will be required to pay back the entire Signing Bonus in the event he voluntarily terminates his employment hereunder prior to the second anniversary of the Effective Date (other than for "Good Reason", as defined below), and to the extent the Employee fails to pay back any portion of the Signing Bonus as provided herein, the Company shall have the right to offset any other payments provided hereunder by such amount.

(b)   Stock Option. The Executive will be granted a time-vested non-qualified stock option to acquire 75,000 shares of the Company's common stock ("Shares") under the Company's 2003 Equity Incentive Plan (the "2003 Plan"), subject to Compensation Committee approval of the grant and shareholder approval of the 2003 Plan. The exercise price shall be equal to the fair market value (as defined in the 2003 Plan) of a Share on the Effective Date. The option shall vest and become exercisable with respect to one-third of the Shares subject thereto on each of the first three anniversaries of the Effective Date, provided the Executive has remained continuously employed by the Company until the applicable date (except as provided in Section 6(e)(vi) hereof). The option granted hereunder shall contain such other terms and conditions as are set forth in the Company's standard form of stock option agreements, including, but not limited to, accelerated exercisability upon the occurrence of a "change in control", which term shall have the same meaning as the term "Acceleration Event," as defined in the 2003 Plan (hereinafter referred to as a "Change in Control").

(c)   Restricted Stock.

(i)   The Executive will be granted 23,334 time-vested restricted Shares (the "Time Restricted Shares") under the 2003 Plan on the Effective Date, subject to Compensation Committee approval of the grant and shareholder approval of the 2003 Plan. 11,668 Shares of the Time Restricted Shares shall vest on, and be delivered to the Executive promptly following, the first anniversary of the Effective Date, and 5,833 Shares of the Time Restricted Shares shall vest on, and be delivered to the Executive promptly following, each of the second and third anniversaries of the Effective Date provided the Executive has remained continuously employed by the Company until the applicable anniversary date (except as provided in Section 6(e)(v) hereof).

(ii)   The Executive will be granted 11,666 performance vested restricted Shares (the "Performance Restricted Shares") under the 2003 Plan on the Effective Date, subject to Compensation Committee approval of the grant and shareholder approval of the 2003 Plan. The Executive's rights to the Performance Restricted Shares shall vest and the restrictions thereon shall lapse as follows:

(1)   5,833 Performance Restricted Shares shall vest and become exercisable as of the second anniversary of the Effective Date if the AnnTaylor business division of the Company shall have achieved operating profits for fiscal year 2004 of at least the target set forth in Exhibit A attached hereto; and

(2)   5,833 Performance Restricted Shares shall vest and become exercisable as of the third anniversary of the Effective Date if the AnnTaylor business division of the Company shall have achieved operating profits for fiscal year 2005 of at least the target set forth in Exhibit A attached hereto.

Any Performance Restricted Shares that shall not have vested, pursuant to subparagraphs (c) (ii) (1) and (2) above as of April 15, 2006 shall automatically be forfeited by the Executive.

(iii) The Company shall enter into a Restricted Stock Award Agreement with the Executive for each of the above grants of restricted Shares, incorporating the vesting terms set forth above with respect to each such grant, and otherwise on the terms and conditions set forth in the Company's standard form of restricted stock award agreement, including, but not limited to, accelerated vesting upon the occurrence of a Change in Control.

(d) <u>Other Benefits</u>. During the Executive's employment hereunder, the Executive shall be entitled to participate in all other employee benefit plans, programs and arrangements of the Company, as now or hereinafter in effect, which are applicable to the Company's employees generally or to its executive officers, as the case may be, subject to and on a basis consistent with the terms, conditions and overall administration of such plans, programs and arrangements; provided, however, that the Executive hereby acknowledges and agrees that he will not participate in the Company's Special Severance Plan. During the period of Executive's employment hereunder, the Executive shall be entitled to participate in and receive any fringe benefits or perquisites which may become available to the Company's executive employees.

(e) <u>Vacations and Other Leaves</u>. The Executive shall be eligible for a paid time off bank of 25 days per year and paid holidays and sick days, all as determined in accordance with applicable Company plans and policies.

(f) <u>Relocation; Expenses.</u> The Company will reimburse the Executive for his reasonable relocation expenses in accordance with the Company's relocation policy. During the Executive's employment hereunder, the Executive shall be entitled to receive prompt reimbursement for all reasonable and customary expenses incurred by the Executive in performing services hereunder, including all expenses of travel and accommodations while away from home on business or at the request of and in the service of the Company; <u>provided</u> <u>that</u>, such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company.

6. <u>Termination</u>. (a) The Executive's employment hereunder may be terminated without breach of this Agreement only under the following circumstances:

(i) <u>Death</u>. The Executive's employment hereunder shall terminate upon his death.

(ii) <u>Cause</u>. The Company may terminate the Executive's employment hereunder for "Cause". For purposes of this Agreement, the Company shall have "Cause" to terminate the Executive's employment hereunder upon the (1) the Executive's conviction for the commission of any act or acts constituting a felony under the laws of the United States or any state thereof, (2) action by the` Executive toward the Company involving dishonesty, (3) the Executive's refusal to abide by or follow reasonable written directions of the Board of Directors or the CEO, which does not cease within ten business days after such written notice regarding such refusal has been given to the Executive by the Company, (4) the Executive's gross nonfeasance which does not cease within ten business days after notice regarding such nonfeasance has been given to the Executive by the Company, or (5) failure of the Executive to comply with the provisions of Section 7 or 8 of this Agreement, or other willful conduct by the Executive which is intended to have and does have a material adverse impact on the Company.

(iii)   Disability. If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from his duties hereunder on a full-time basis for the entire period of six (6) consecutive months, and within thirty (30) days after written Notice of Termination (as defined in Section 6(b) below) is given (which may occur before or after the end of such six (6) month period) shall not have returned to the performance of his duties hereunder on a full-time basis, the Executive's employment hereunder shall terminate for "Disability".

(iv)   Termination by the Executive. The Executive may terminate his employment hereunder for "Good Reason". For purposes of this Agreement, the Executive shall have "Good Reason" to terminate his employment hereunder (1) upon a failure by the Company to comply with any material provision of this Agreement which has not been cured within ten business days after notice of such noncompliance has been given by the Executive to the Company, (2) upon action by the Company resulting in a diminution of the Executive's title or authority, (3) upon the Company's relocation of the Executive's principal place of employment outside of the New York City metropolitan area, or (4) one year after a Change in Control.

(b)   Notice of Termination. Any termination of the Executive's employment by the Company or by the Executive (other than termination under Section 6(a)(i) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 10 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the fact and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated.

(c)   Date of Termination. "Date of Termination" shall mean (i) if the Executive's employment is terminated by his death, the date of his death, (ii) in the event that the Term shall expire as a result of a Non-Renewal Notice provided by the Company to the Executive, the date of the expiration of the current Term, and (iii) in each other case, the date specified in the Notice of Termination; provided that, if within thirty days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties or by a binding and final arbitration award.

           (d)   <u>Termination Upon Death; Disability; for Cause; Voluntary Termination other than for Good Reason</u>. If the Executive's employment is terminated by reason of Executive's death or Disability, by the Company for Cause or voluntarily by the Executive other than for Good Reason, the Company shall, as soon as practicable after the Date of Termination, pay the Executive all unpaid amounts, if any, to which the Executive is entitled as of the Date of Termination under Section 5(a) hereof and shall pay to the Executive, in accordance with the terms of the applicable plan or program, all other unpaid amounts to which Executive is then entitled under any compensation or benefit plan or program of the Company (collectively, "Accrued Obligations"); upon such payment, the Company shall have no further obligations to the Executive under this Agreement.

           (e)   <u>Termination Without Cause; Termination for Good Reason; Non-Renewal</u>. If the Company shall terminate the Executive's employment other than for Cause or the Executive shall terminate his employment for Good Reason or the Term expires as a result of a Non-Renewal Notice having been provided by the Company to the Executive, then, subject to compliance with the provisions of Sections 7 and 8 hereof:

           (i)   the Company shall pay to the Executive, as soon as practicable after the Date of Termination, the Accrued Obligations;

           (ii)   (A) unless clause (B) below applies, then following the Date of Termination and for the longer of twelve months thereafter or the balance of the current Term, the Company shall pay to the Executive monthly an amount ("Severance Payments") equal to the quotient of the Executive's annual base salary at the rate in effect as of the Date of Termination (the "Base Salary"), divided by the number 12 (minus any amounts payable to the Executive during any such month as a disability benefit under a Company paid plan), or (B) in the event the Date of Termination occurs following a Change in Control, then, within five days after the Date of Termination, the Company shall pay to the Executive in a lump sum an amount equal to the product of (X) the sum of the Executive's Base Salary and the average of the total bonuses earned by the Executive, including bonuses paid under the Performance Plan and the Company's Long Term Incentive Cash Compensation Plan, in the three fiscal years of the Company ended immediately prior to the Date of Termination (or, if higher, in the three fiscal years of the Company ended immediately prior to the Change in Control) multiplied by (Y) two and one-half (2½). For purposes of this subsection (ii): (I) if the Date of Termination occurs prior to the occurrence of a Change in Control but during the pendency of a Potential Change in Control (as hereinafter defined), such Date of Termination shall be deemed to have occurred following a Change in Control, and (II) a "Potential Change in Control" shall be deemed to have occurred if the event set forth in any one of the following clauses shall have occurred:

(1) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(2) the Company or any person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as modified and used in Sections 13(d) and 14(d) thereof (a "Person"), except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(3) any Person becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 15% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities (not including the securities beneficially owned by such Person or any securities acquired directly from the Company); or

(4) the Board adopts a resolution to the effect that, for purposes of this subsection (ii), a Potential Change in Control has occurred.

The pendency of a Potential Change in Control shall immediately cease upon the adoption of a resolution of the Company's Board of Directors to that effect. For purposes of this Agreement, the period during or with respect to which the Executive is entitled to receive payments hereunder is referred to as the "Severance Period";

(iii) the Company shall pay to the Executive, at the same time as bonuses are paid to other Company executives, a Bonus with respect to the fiscal year in which occurs the Date of Termination, such Bonus to be based upon actual performance for such fiscal year and pro rated to reflect the number of days in such fiscal year through and including the Date of Termination; and

(iv) The Executive shall continue to be provided with the same medical and life insurance coverage (at the costs in effect, from time to time, for current senior employees of the Company) as existed immediately prior to the Notice of Termination or Notice of Non-Renewal, as the case may be, such coverage to continue throughout the period with respect to which the Executive is entitled to receive Severance Payments (or, if clause (B) of Section 6(e)(ii) applies, for a period of two and one-half years following the Date of Termination); provided, however, that benefits otherwise receivable by the Executive pursuant to this Section 6(e)(iv) shall be reduced to the extent that benefits of the same type are received by or made available to the Executive during the Severance Period (and any such benefits received by or made available to the Executive shall be reported to the Company by the Executive).;

(v)   any outstanding Time Restricted Shares and Performance Restricted Shares shall become fully vested;

(vi)   in the event that the Date of Termination occurs prior to a Change in Control, then (x) each outstanding Option shall vest and become exercisable in accordance with the schedule set forth in Section 5(b) hereof as if no termination of employment occurred and such Option shall terminate 90 days after the expiration of the Severance Period;

(vii)   in the event that the Date of Termination occurs on or after a Change in Control, then each outstanding Option which became vested upon such Change in Control in accordance with the terms of Sections 5(b) and (c) hereof shall terminate 90 days after the expiration of the Severance Period.

(f)   Gross-Up Payment. In the event that any payment or benefit received or to be received by the Executive in connection with a Change in Control or the termination of the Executive's employment, whether such payments or benefits are received pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any person whose actions result in a Change in Control or any person affiliated with the Company or such person (all such payments and benefits being hereinafter called "Total Payments"), would be subject (in whole or part), to the tax (the "Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company shall pay to the Executive such additional amounts (the "Gross-Up Payment") as may be necessary to place the Executive in the same after-tax position as if no portion of the Total Payments had been subject to the Excise Tax. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder, the Executive shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income tax imposed on the Gross-Up Payment being repaid by the Executive to the extent that such repayment results in a reduction in Excise Tax and/or a federal, state or local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest, penalties or additions payable by the Executive with respect to such excess) at the time that the amount of such excess is finally determined. The Executive and the Company shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.

7. <u>Nonsolicitation; Noncompete</u>.

(a) Subject to (c) below, during the period of Executive's employment, during the period he is receiving Severance Payments hereunder and, in the case where the Executive's employment is terminated for Cause or the Executive voluntarily terminates his employment without Good Reason, for a period of twelve months following such termination, the Executive shall not initiate discussions with any person who is then an executive employee of the Company (<u>i.e.</u>, director level or above) with the intent of soliciting or inducing such person to leave his or her employment with a view toward joining the Executive in the pursuit of any business activity (whether or not such activity involves engaging or participating in a Competitive Business, as defined below). Notwithstanding any other provision of this Agreement to the contrary, in the event the Executive fails to comply with the preceding sentence, all rights of the Executive and his surviving spouse or other beneficiary hereunder to any future Severance Payments, Bonus payments and continuing life insurance and medical coverage and all rights with respect to restricted stock and exercisability of stock options shall be forfeited; <u>provided that</u>, the foregoing shall not apply if such failure of compliance commences following a Change in Control.

(b) Subject to (c) below, as long as the Executive receives Severance Payments, or in the case where the Executive's employment is terminated for Cause or the Executive voluntarily terminates his employment without Good Reason, for a period of twelve months following such termination, the Executive shall not, without the prior written consent of the Company, engage or participate in any business which is "in competition" (as defined below) with the business of the Company or any of its 50% or more owned affiliates (such business being referred to herein as a "Competitive Business"). Notwithstanding any other provision of this Agreement to the contrary, in the event the Executive fails to comply with the preceding sentence, all rights of the Executive and his surviving spouse or other beneficiary hereunder to any future Severance Payments, Bonus payments and continuing life insurance and medical coverage and all rights with respect to restricted stock and exercisability of stock options shall be forfeited; <u>provided that</u>, the foregoing shall not apply if such failure of compliance commences following a Change in Control.

(c) In the event of a violation of paragraphs 7(a) or 7(b) hereof, the remedies of the Company shall be limited to (i) if such violation occurs during the period of Executive's employment hereunder, termination of the Executive for Cause and the associated rights of the Company specified herein resulting therefrom, (ii) regardless of when such violation occurs, forfeiture by the Executive of the payments, benefits and other rights set forth in paragraphs (a) and (b) above if and to the extent provided in such paragraphs, and (iii) the right to seek injunctive relief in accordance with and to the extent provided in Section 14 hereof.

(d)   For purposes hereof, a business will be "in competition" with the business of the Company or its 50% or more owned affiliates if (i) the Company's business with which the other business competes accounted for 20% or more of the Company's consolidated revenues as of the end of its most recently completed fiscal year prior to the Date of Termination, and (ii) the entity (including all 50% or more owned affiliates) through which the other business is or will be operated maintains a "women's apparel" business which generated at least $50 million in revenue during the entity's most recently completed fiscal year ended prior to the date the Executive commences (or proposes to commence) to engage or participate in the other business. For purposes hereof, "women's apparel" shall consist of dresses, jackets, pants, shorts, skirts, blouses, sweaters, T-shirts, outerwear, footwear and accessories.

(e)   Notwithstanding the foregoing, the Executive's engaging in the following activities shall not be construed as engaging or participating in a Competitive Business: (i) investment banking; (ii) passive ownership of less than 2% of any class of securities of a public company; (iii) engaging or participating in noncompetitive businesses of an entity which also operates a business which is "in competition" with the business of the Company or its affiliates; (iv) serving as an outside director of an entity which operates a business which is "in competition" with the business of the Company or its affiliates, so long as such business did not account for 10% or more of the consolidated revenues of such entity as of the end of its most recently completed fiscal year prior to the date the Executive commences (or proposes to commence) serving as an outside director; (v) engaging in a business involving licensing arrangements so long as such business is not an in-house arrangement for any entity "in competition" with the business of the Company or its affiliates; (vi) affiliation with an advertising agency, and (vii) after cessation of employment, engaging or participating in the "wholesale" side of the women's apparel business, which for purposes hereof shall mean the design, manufacture and sale of piece goods and women's apparel to unrelated third parties, provided that if the entity for which the Executive so engages or participates (including its affiliates) also conducts a retail women's apparel business, then effective upon the Executive's engaging or participating in such business, all continuing life insurance and medical coverage provided by the Company shall cease and all Severance Payments shall cease except for amounts representing the excess (if any) of the Executive's annual base salary hereunder (at the rate in effect as of the Date of Termination) over the executive's base salary received from such entity and its affiliates, which amounts shall continue to be paid by the Company for the remainder of the period in which the Executive is entitled to receive Severance Payments hereunder. The exceptions contained in subparagraph (vii) above and subparagraph (iii) above to the extent covered by subparagraph (vii) shall not be applicable if the Executive's cessation of employment is voluntary by the Executive without Good Reason and his new engagement or participation involves "wholesale" operations which include or also conduct retail sales of women's apparel other than factory outlet or discount stores to liquidate unsold women's apparel of such wholesale operations.

8. Protection of Confidential Information.

(a) The Executive acknowledges that his employment by the Company will, throughout the Term of this Agreement, involve his obtaining knowledge of confidential information regarding the business and affairs of the Company. In recognition of the foregoing, the Executive covenants and agrees that:

(i) except in compliance with legal process, he will keep secret all confidential matters of the Company which are not otherwise in the public domain and will not intentionally disclose them to anyone outside of the Company, wherever located (other than to a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Executive of his duties as an executive officer of the Company), either during or after the Term, except with the prior written consent of the Board of Directors or a person authorized thereby; and

(ii) he will deliver promptly to the Company on termination of his employment or at any other time the Company may so request, all memoranda, notes, records, customer lists, reports and other documents (and all copies thereof) relating to the business of the Company which he obtained while employed by, or otherwise serving or acting on behalf of, the Company and which he may then possess or have under his control.

(b) Notwithstanding the provisions of Section 14 of this Agreement, if the Executive commits a breach of the provisions of Section 8(a)(i) or 8(a)(ii), the Company shall have the right and remedy to have such provisions specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

9. Successors; Binding Agreement.

(a) Neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by the Executive (except by will or by operation of the laws of intestate succession) or by the Company, except that the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance reasonably satisfactory to the Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 9 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b)   This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there is no such designee, to the Executive's estate.

10.   Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered to the Executive or an executive officer of the Company, mailed by United States certified or registered mail, return receipt requested, postage prepaid, or shipped by an overnight courier service, to the address as follows:

If to the Company:

> AnnTaylor Stores Corporation
> 142 West 57th Street
> New York, New York 10019
> Attn: General Counsel

If to the Executive:

> Jerome Jessup
> 9 River Lane
> Westport, CT 06880

or to such other address as a party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

11.   Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by the Executive and such officer of the Company as may be specifically designated by the Board of Directors. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either by party which are not set forth expressly in this Agreement.   The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles. All payments hereunder shall be subject to applicable Federal,

State and local tax withholding requirements.

12. <u>Validity</u>. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14. <u>Arbitration</u>. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators in New York City in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; <u>provided</u> <u>that</u>, the Company shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Section 7 or 8 of the Agreement and the Executive hereby consents that such restraining order or injunction may be granted without the necessity of the Company's posting any bond. Each party shall bear its own costs and expenses (including, without limitation, legal fees) in connection with any arbitration proceeding instituted hereunder.

15. <u>Representation</u>. The Executive hereby represents and warrants to the Company that (i) the execution and delivery of this Agreement and the performance of his duties hereunder shall not constitute a breach of or otherwise violate any other agreement to which he is a party or by which he is bound; and (ii) he will not use or disclose any confidential information obtained by him in connection with his former employment with respect to his duties and responsibilities hereunder.

16. <u>Entire Agreement</u>. This Agreement, sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes any other prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

ANNTAYLOR STORES CORPORATION

By: _____/s/ J. Patrick Spainhour_____
Name: J. Patrick Spainhour
Title: Chairman and Chief Executive Officer

_____/s/ Jerome Jessup_____
Jerome Jessup